EXHIBIT 99.1

Biodexa Completes Recruitment of Cohort A in Study of MTX110 in Patients with Recurrent Glioblastoma

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

Biodexa Completes Recruitment of Cohort A in Study of MTX110 in Patients with Recurrent Glioblastoma

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain, is pleased to announce that it has completed recruitment into cohort A of its ongoing Phase 1 study of MTX110 (also known as MAGIC-G1 study)(NCT 05324501) in patients with recurrent glioblastoma (rGBM).

MAGIC-G1 is an open-label, dose escalation study designed to assess the feasibility and safety of intermittent infusions of MTX110 administered by convection enhanced delivery (CED) via implanted refillable pump and catheter. The study aims to recruit two cohorts (A and B), with a minimum of four patients in each; while patients in both cohorts receive MTX110 via intermittent repeated CED infusions, patients in the B cohort will be allowed CED catheter repositioning upon first in-study clinical and/or radiographic confirmed progression.

Following  review by the Data Safety Monitoring Board (DSMB),  the dose was escalated to 90µM after the first patient in cochort A and, because there have been no dose-limiting toxicities, recruitment into this cohort has concluded with the minimum of four patients. Patient 1 received 13 treatment cycles over 19 weeks of study treatment period, whereas patient 2 received 10 cycles over 13 weeks of study treatment period; patient 3 has, to date, received five cycles of treatment. The fourth patient underwent surgery yesterday and will receive their first cyle of treatment imminently.

Enrolment in cohort B will commence upon approval by the study DSMB, which is anticipated to be received towards the end of October 2023.

In addition, the Company is planning to add two more investigational centres into the study with activation expected in December 2023 and January 2024, respectively.

Commenting, Dr Dmitry Zamoryakhin, MD, MBA, CSO of Biodexa, said: “We are delighted to have concluded the recruitment of cohort A with the minimum number of patients based on the absence of drug-related adverse events. Cohort B of the study will provide a unique opportunity of continuous CED treatment after in-study tumour progression, which will be the first of its kind.”

About Glioblastoma (“GB”)

GB is the most common and devastating primary malignant brain tumour in adults encompassing 14.3% of all primary brain and central nervous system neoplasms(1). With an incidence of approximately 3.2 per 100,000 population in the USA, approximately 12,300 people in the USA will be diagnosed with GB per annum. Standard of care for treatment of GB is typically maximal surgical resection followed by radiotherapy plus concomitant and maintenance temozolomide chemotherapy with or without the Optune® device. Notwithstanding, the multidisciplinary approach, almost all patients experience tumour progression with nearly universal mortality. The median survival from initial diagnosis is less than 21 months(2).

Currently, no standard of care is established for rGB.

Sources:
(1) Low JT, Ostrom QT, Cioffi G, Neff C, Waite KA, Kruchko C, Barnholtz-Sloan JS. Primary brain and other central nervous system tumors in the United States (2014-2018): A summary of the CBTRUS statistical report for clinicians. Neurooncol Pract. 2022 Feb 22;9(3):165-182. doi: 10.1093/nop/npac015. PMID: 35601966; PMCID: PMC9113389.
(2) Stupp R, Taillibert S, Kanner AA, et al. Maintenance Therapy With Tumor-Treating Fields Plus Temozolomide vs Temozolomide Alone for Glioblastoma: A Randomized Clinical Trial. JAMA : the journal of the American Medical Association. 2015;314(23):2535-2543.
Chinot OL, Wick W, Mason W, et al. Bevacizumab plus radiotherapy-temozolomide for newly diagnosed glioblastoma. N Engl J Med. 2014;370(8):709-722.

About MTX110

MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl-β-cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan-HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for recurrent glioblastoma (NCT05324501), paediatric DMG (NCT04264143) and recurrent medulloblastoma (NCT04315064). MTX110 is delivered directly into and around the patient’s tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG and GBM  tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559).

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended.

For more information, please contact:

Biodexa Ltd.
Dmitry Zamoryakhin, CSO
Tel: +44 (0)29 20480 180
www.biodexapharma.com
Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Biodexa Pharmaceuticals PLC

Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of products aimed at primary and metastatic cancers of the brain.  The Company’s lead candidate, MTX110, is being studied in aggressive rare/orphan brain cancer indications including recurrent glioblastoma and diffuse midline glioma.

MTX110 is a liquid formulation of the histone deacetylase (HDAC) inhibitor, panobinostat.  This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at potentially therapeutic doses directly to the site of the tumour, by-passing the blood-brain barrier and avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio-delivery and bio-distribution of medicines.  Biodexa’s headquarters and R&D facility is in Cardiff, UK.  For more information visit www.biodexapharma.com.

Forward-Looking Statements

Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States.  Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation.  All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements.  These forward-looking statements speak only as of the date of this announcement.  All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above.  Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or events otherwise arising.